111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com

Michael K. Renetzky Direct Telephone: 312-443-1823 Direct Fax: 312-896-6523 mrenetzky@lockelord.com

March 16, 2021

VIA EDGAR SUBMISSION AND

EMAIL

United States Securities and Exchange Commission

Division of Investment Management

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonny Oh

Re:	Merit Life Insurance Co.

Initial Registration Statement on Form S-1

Initially Submitted June 19, 2020

File No. 333-239300

Dear Mr. Oh:

Merit Life Insurance Co., a Texas insurance corporation (the “Company”), has submitted to the Securities and Exchange Commission Registration Statement Submission No. 3 on Form S-1 on November 18, 2020 (the “Registration Statement”). On behalf of the Company, we are writing to supplementally provide further disclosure revisions intended to address the further items raised in our discussion with the staff on March 12, 2021 and March 15, 2021. We have included as Annex A to this letter revised pages of the Registration Statement which relate to the comments identified below.

1.	General Disclosure Comments

a)	In “Frequently used Terms,” please clarify the definition of Income Base to clarify the timeline used to measure the Income Base.

Response: Please see pages 2 and 8 of Annex A where the disclosure has been updated with the following: “from the Issue Date until the Exercise Date” in both parts (a) and (b).

b)	In “Risk Factors,” under the third bolded sentence, please modify the final sentence of the disclosure to describe what, if any, associate risks are present.

Securities and Exchange Commission

March 16, 2021

Response: Please see page 4 of Annex A where the disclosure has been updated to state that “Rebalancing, whether as a result of your Financial Firm’s management of your account or reallocating to bring your Account within the target portfolio guidelines, always involves the risks of buying and selling securities.”

c)	In “Risk Factors,” under the ninth risk factor, please modify the final sentence to describe the impact of “withdrawals” generally rather than only “Excess Withdrawals.”

Response: Please see page 5 of Annex A where the disclosure has been updated to describe withdrawals rather than Excess Withdrawals.

d)	In “Risk Factors,” under the thirteenth risk factor, please modify the disclosure to provide information on how Other Account Fees are paid.

Response: Please see page 5 of Annex A where the disclosure has been updated as follows: “Please consult with your Financial Firm regarding any Other Account Fees, you should discuss with your Financial Firm how such Other Account Fees should be paid.” The disclosure has also been updated to mirror the disclosure made in the “Fees” section: “Your Contract Fee and the fee for the investment advisory services provided by your Financial Firm reduce the value of your Account, however they are not treated as a withdrawal for purposes of payments available under the Contract, nor as an Excess Withdrawal from your Account.”

e)	In “Fixed Contingent Deferred Annuity Contract,” in the third paragraph following “Overview of the Contract,” please clarify as of what date the Account value is measured.

Response: Please see page 6 of Annex A where the disclosure has been updated to state that the Account value on the Exercise date is one of the relevant measuring date.

f)

In “Fixed Contingent Deferred Annuity Contract - Overview of Investments,” please move the final paragraph to the prior section, “Fixed Contingent Deferred Annuity Contract - Overview of Our Relationship with Your Financial Firm”

Response: Please see pages 6 and 7 of Annex A where the final paragraph has been moved to address this question.

g)	In “Fixed Contingent Deferred Annuity Contract - Overview of Investments,” please change the word “in” to “is” and remove the final portion of the sentence.

Response: Please see page 7 of Annex A where the disclosure has been modified to say: “As such, our interest is maximizing the probability that your Account will provide you with cash flow for the duration of your life so that we will not be required to pay any Benefit Amounts as your Account would maintain value throughout your life.”

Securities and Exchange Commission

March 16, 2021

h)	In “Fixed Contingent Deferred Annuity Contract - Fees,” please clarify that Other Account Fees deducted from an Account reduce the value of the Account.

Response: Please see page 8 of Annex A where the disclosure has been updated to say: “However, Other Account Fees may be deducted from your Account. The amount deducted from your Account will reduce the value of your Account, but will not be treated as a withdrawal for purposes of payments available under the Contract, nor as an Excess Withdrawal.”

i)	In Hypothetical 4, please move the asterisk from line 7 to line 6.

Response: Please see page 10 of Annex A where the asterisk have been moved to line 6.

j)	Please incorporate language following Hypothetical 4 that the reduction in income is proportional to the Excess Withdrawal earlier in the prospectus.

Response: Please see page 3 of Annex A, where additional language has been added to the Prospectus Summary which now reads as follows: “Excess Withdrawals during the Vesting Period, or above the Income Amount, proportionally reduce the Income Amount. We determine the reduction to the Income Amount by calculating the proportion of the Excess Withdrawal to the value of the Account after such withdrawal, and then reducing the Income Amount by that proportion.”

k)	Please clarify that Hypothetical 5 shows the impact of a withdrawal occurring after the Exercise Date where a part of the withdrawal is treated as an Excess Withdrawal.

Response: Please see page 11 of Annex A where Hypothetical 5 has been renamed “Partial Excess Withdrawal after the Exercise Date” to provide additional clarity.

l)	Please provide additional information regarding the impact of Excess Withdrawals on the Income Amount prior to the hypothetical examples.

Response: Please see page 9 of Annex A where the following language has been added: “Excess Withdrawals can happen at any time. Any Excess Withdrawal will proportionally reduce your guaranteed income amount. During the Vesting Period, any withdrawal is considered an Excess Withdrawal. The amount of the reduction is calculated by dividing the amount of the Excess Withdrawal by the remaining Account value immediately following such withdrawal. After the Vesting Period, an Excess Withdrawal is any withdrawal greater than the Income Amount (i.e. Excess Withdrawal / remaining Account value). The amount of the Excess Withdrawal is calculated by dividing the total withdrawal less the Income Amount by the remaining Account value following such withdrawal (i.e. (total withdrawal – Income Amount) / remaining Account value). Examples of Excess Withdrawals are reflected in the hypotheticals under “Fixed Contingent Deferred Annuity Contract – Examples.””

Securities and Exchange Commission

March 16, 2021

m)	In “Executive Compensation,” please provide an exemption for the missing representations and disclosure.

Response: Please see page 13 of Annex A, where the following has been added to the end of the first paragraph under “Executive Compensation”: “Further, the Company has attempted to secure the executive compensation information applicable to prior years from the Company’s prior owner, however has been unable to obtain such information. Because securing this information would involve unreasonable effort or expense, and prior year’s executive compensation information, if any, is held by a party that is not affiliated with the Company, the Company has excluded this information in reliance upon Rule 409.”

n)	Please confirm whether the new accountant has any disagreements with conclusions or assessments made by the previous accountant.

Response: The Company confirms that BKD, LLP has not informed it of any disagreements with the conclusions made by PriceWaterHouseCoopers, LLP (“PWC”) with respect to PWC’s prior audit of the Company’s financial statements.

* * * *

Should you have any questions pertaining to this submission, please call the undersigned at (312) 443-1823.

Sincerely Yours,

/s/ LOCKE LORD LLP

Michael K. Renetzky, Esq.

Securities and Exchange Commission

March 16, 2021

Annex A

Revised Pages of the Registration Statement

As filed with the Securities and Exchange Commission on [            ].

Registration No. 333-239300

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MERIT LIFE INSURANCE CO.

(Exact name of registrant as specified in its charter)

Texas	6311	35-1005090
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Merit Life Insurance Co.

2 Corporate Drive

Suite 760

Shelton, CT 06484

(833) 637-4854

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert O’Donnell

President & Chief Executive Officer

Merit Life Insurance Co.

2 Corporate Drive

Suite 760

Shelton, CT 06484

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael K. Renetzky Locke Lord LLP 111 South Wacker Drive Chicago, Illinois 60606 (312) 443-0700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company:	☒

		Emerging growth company:	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Fixed Contingent Deferred Annuity Contract	N/A	N/A	$22,000,000	$2,400.20

(1)

The Contracts are sold based upon the value of protected assets. The proposed maximum aggregate offering price is estimated based upon contracts protecting $4,000,000,000 in account value and is estimated solely for the purpose of determining the registration fee.

(2)	Previously paid.

We have used simple, clear language as much as possible in this prospectus. However, by the very nature of the Contracts certain technical words or terms are necessary. Unless the context otherwise requires, as used in this prospectus:

•	“The Company,” “Merit,” “we,” “us,” “our,” and similar terms mean Merit Insurance Co.

•	We refer to owners of Contracts as “you” or “your”.

•	“Account” means your account at your Financial Firm in relation to which we will provide coverage under the Contract.

•	“Annuitant” means the person upon whose continued life we will make payments should a Covered Event occur and to whom payments are made.

•	“Benefit Amount” means the amount we will pay each Income Year to the Annuitant after the Covered Event has occurred.

•	“Code” means the Internal Revenue Code of 1986, as amended.

•

“Contract” means the agreement governing the Fixed Contingent Deferred Annuity product embodied in the individual annuity contract or certificate pursuant to a group annuity contract issued by Merit Life Insurance Co. and containing the terms and conditions of such product.

•	“Covered Event” means the date the value of your account becomes zero for reasons other than an Excess Withdrawal.

•

“Cure Period” means the 30-day period allowed to cure a breach from the target portfolio investment guidelines applicable to the Contract. This period begins to run from the date that we send notice to you and/or your Financial Firm of such breach

•	“Eligible Contribution” means a contribution made into your Account after the Issue Date for which the Vesting Period for that contribution has passed.

•

“Excess Withdrawal” means either (i) any withdrawal during the Vesting Period; or (ii) any amount withdrawn on or after the Exercise Date that exceeds the Income Amount for the then current Income Year. Excess Withdrawals reduce your subsequent Income Amount proportionately in the manner we specify in the Contract as described herein.

•	“Exercise Date” means the date of your first withdrawal after the Vesting Period. This first withdrawal must occur by the Annuitant’s age 95.

•	“Fee” means the amount that you owe us for this coverage.

•	“Financial Firm” means a registered investment advisory firm, also sometimes referred to as a wealth management firm, we approve to hold an Account in relation to a Contract.

•

“Income Amount” means a value we calculate as of the Exercise Date. We determine the Income Amount initially by applying the guarantee income percentage of 5% to the Income Base. Subsequently, we increase the Income Amount due to Eligible Contributions to your Account or decreases the Income Amount due to Excess Withdrawals. If the Covered Event occurs, the Benefit Amount equals the then current Income Amount.

•	“Income Base” means the value we use to determine your Income Amount, and is initially calculated on the Exercise Date. The Income Base is the greater of:

(a)	the value of your Account on your Contract’s Issue Date plus any Eligible Contributions and less the proportional impact of Excess Withdrawals from the Issue Date until the Exercise Date; or

(b)

the value of your Account on the Exercise Date reduced by the value of (i) any contributions to your Account that have not vested and (ii) the proportional impact of any Excess Withdrawals from the Issue Date until the Exercise Date.

After the Exercise Date the Income Base may be adjusted by Eligible Contributions and the proportional impact of any Excess Withdrawals.

•	“Income Year” means a one year period measured from the Exercise Date or any anniversary of the Exercise Date.

•	“Issue Date” means the date we issue the Contract and initiate its protection.

Correspondingly, any Eligible Contributions made to the Account will increase the Income Base dollar-for-dollar. The minimum issue age of the Annuitant for a Contract is 45 and the maximum issue age of the Annuitant is 85.

Contracts will be made available only to clients of Financial Firms with which the Company has an agreement.

The client’s assets will continue to be managed by her or his advisor at the Financial Firm. The only amount to be paid for the Contract is a quarterly fee assessed as a percentage of the value of any Account in relation to which our guarantee is provided. Our guarantee is our contractual promise to pay Benefit Amounts should the Covered Event occur, which is supported by our reserves, surplus and claims paying ability. The Financial Firm will deduct the Fee from the Account on our behalf and pay the Fee to the Company, unless you elect to pay the Fee using bank drafting. This Fee is separate and apart from any fee the Financial Firm charges for its services to its clients. We will not compensate the Financial Firms or their advisors in connection with their client’s election to purchase the Contract.

FIXED CONTINGENT DEFERRED ANNUITY CONTRACT	Merit’s Fixed Contingent Deferred Annuity Contract provides income backed by Merit, for the Annuitant’s life, to clients with wealth management accounts at designated Financial Firms.

INCOME FOR LIFE

•  Provides annual income in the amount of 5% of the Income Base

•  Can begin any time after the Vesting Period and before age 95

•  The yearly withdrawal amount is based on the greater of the Account’s value on the Exercise Date or the Account’s value on the Issue Date adjusted by any Eligible Contributions and any Excess Withdrawals

•  Prior to a Covered Event occurring, withdrawals may occur at any time, or on a monthly, quarterly, semi-annual, or annual basis depending on your arrangements with your Financial Firm.

•  Following the Covered Event, Benefit Amounts will be paid on a monthly basis.

•  Continue if/when the Account’s value reaches zero

VESTING PERIOD	For the Contract, the Vesting Period is from the Issue Date to the later of the Annuitant’s age 65 or two years from the Issue Date. As to each separate contribution to your Account after the Issue Date, if any, the Vesting Period is two years from the date of that contribution to your Account.

AVAILABILITY	Single Annuitant; non-qualified plans that are not eligible for tax-deferral benefits; can be held by IRA and Roth IRA accounts. A non-qualified Account is one that is not being held as part of a tax preferred retirement plan such as an Individual Retirement Account (“IRA”), a Roth IRA, a 403(b) plan, a 457 plan, or a 401(k) plan.

FLEXIBILITY	Contributions may be added to the Account or the Contract may be cancelled at any time

EXCESS WITHDRAWALS	Excess Withdrawals during the Vesting Period, or above the Income Amount, proportionally reduce the Income Amount. We determine the reduction to the Income Amount by calculating the proportion of the Excess Withdrawal to the value of the Account after such withdrawal, and then reducing the Income Amount by that proportion.

INVESTMENT OPTIONS	Approved portfolios of the wealth management Account at a Financial Firm with which we have an agreement.

RISK MANAGEMENT	Risk is mitigated through product design with the Vesting Period ending at the later of age 65 or two years from the Issue Date; establishing and monitoring overall target portfolio investment guidelines with which all portfolios must comply; monitoring the overall mix of portfolios managed by each approved Financial Firm for adherence to a target allocation of 60% equity and 40% fixed income at each Financial Firm; reserving and investing in our general account in accordance with state law insurance requirements; and maintaining capital in excess of insurance requirements See the “Overview”, “Investment Guidelines and Risk Profiles” and “Financial Strength” sections of this prospectus.

IMPORTANT AGES	Minimum Issue Age of the Annuitant: 45 Earliest point at which the Vesting Period may end; the later of (i) age 65 or (ii) two years from the Issue Date Maximum Issue Age of the Annuitant: 85

ANNUAL FEE	0.55% per year of the wealth management Account’s value. This annual fee is in addition to the fee for advisory services associated with the wealth management Account charged by the Financial Firm.

RISK FACTORS

The Contract involves a number of risks. Before making a decision to purchase the Contract, you should carefully consider the following information about these risks, together with the other information contained in this prospectus. Many factors, including the risks described below, could result in a significant or material adverse effect on your Contract.

Your receipt of any benefits under the Contract is subject to our financial strength and claims paying ability.

Our ability to pay Benefit Amounts is subject to our ongoing financial strength and claims paying ability. The Contract is not a separate account contract. This means that the assets supporting the Contract are not held in a segregated account for the exclusive benefit of individual contract holders. Rather, we will pay Benefit Amounts under the Contract from our general account, which is not insulated from the claims of other contract holders and our third-party creditors. Therefore, the Annuitant’s receipt of payments from us is subject to our claims paying ability. You cannot seek enforcement of the guarantee against any other party.

Brickell Insurance Holdings LLC has only controlled Merit since December 31, 2019.

While Merit was founded in 1957 to write credit life, credit disability, term life and disability income insurance, Brickell Insurance Holdings LLC, a Delaware limited liability company (“Brickell”) purchased Merit on December 31, 2019 for the purpose of offering the Contracts. As such, the past performance of Merit may not be indicative of Merit’s future performance.

We may cancel the Contract and pay no Benefit Amounts if assets in your Account fail to meet the target portfolio investment guidelines for your Account.

The assets in an Account must be managed in accordance with target portfolio investment guidelines applicable to your Contract. Whether as a result of your or your Financial Firm’s actions (including by changes made to the Investment Portfolio), if the target portfolio investment guidelines for your Account are breached or the specific investment guidelines associated with your Account change so that they are beyond the parameters of the target portfolio investment guidelines, we may terminate your Contract following a Cure Period. If the breach is not remedied within the Cure Period, the Contract will be cancelled and no Benefit Amounts will be paid. If the breach is remedied within the Cure Period you may incur costs in connection with reallocating the investments in your Account to bring your Account within the target portfolio investment guidelines. Rebalancing, whether as a result of your Financial Firm’s management of your Account or reallocating to bring your Account within the target portfolio guidelines, always involves the risks of buying and selling securities.

Our agreement with your Financial Firm may end and your Contract may be terminated.

Withdrawal, we will not provide you with advance notification regarding the repercussions of the Excess Withdrawal. You should discuss the impact of any withdrawals with your Financial Firm.

The point in time when you begin taking withdrawals from your Account may impact whether the Annuitant receives payments of the Benefit Amount under your Contract.

The longer you wait to set the Exercise Date and start making withdrawals from your Account, the less likely Benefit Amounts will be paid. This is because waiting to start making withdrawals makes it more likely that the Annuitant will die before the Account is depleted.

The Annuitant may die before your Account is reduced to zero.

If the Annuitant dies before your Account is reduced to zero, no Benefit Amounts will be paid. The Contract does not have any cash value, surrender value, or provide a death benefit. Even if the Annuitant begins to receive Benefit Amounts, the Annuitant may die before receiving an amount equal to or greater than the amount you have paid in Fees.

The owner will pay fees regardless of whether they receive any Benefit Amounts.

Fees accrue from the Issue Date, even if you do not begin taking withdrawals from your Account for many years, or ever, and whether or not we pay any Benefit Amounts. If you choose never to take withdrawals, and/or if the Annuitant never receives any Benefit Amounts, you will not receive a refund of the Fees you have paid.

Your payment of your Contract’s Fee, fees to your Financial Firm, and other fees deducted from your Account before the Exercise Date may affect the Account’s value, potentially affecting the Income Amount and, as a result, Benefit Amounts provided under your Contract.

In addition to your Contract’s Fee and the fee for the investment advisory services provided by your Financial Firm, you may have other fees deducted from your Account for items like IRA custodial fees, if applicable, or fees for other administrative services (including custody and record keeping) (the “Other Account Fees”). Your Contract Fee and the fee for the investment advisory services provided by your Financial Firm reduce the value of your Account, however they are not treated as a withdrawal for purposes of payments available under the Contract, nor as an Excess Withdrawal from your Account. Please consult with your Financial Firm regarding any Other Account Fees, you should discuss with your Financial Firm how such Other Account Fees should be paid. Also see, “Fixed Contingent Deferred Annuity Contract—Overview” and “Fees.”

Divorce may prompt the need to make changes to a Contract.

Divorce often may lead to the need to change the ownership designation of the Account, which will trigger the need to change the ownership designation of the Contract to match that of the Account. We expect to comply with qualified domestic relations orders issued as a result of a divorce. Divorce after a Covered Event will not affect our making Benefit Payments to the Annuitant. A change in the ownership designation of the Account could result in the original Contract owner losing the Contract as a part of a divorce decree.

A downgrade in our financial strength rating would likely reduce the amount of business we are able to write and could materially adversely impact our competitive position.

Financial strength ratings are an important factor in establishing the competitive position of insurance companies and are important to our ability to market and sell our products. Rating organizations continually review the financial positions of insurers, including us. Our financial strength rating is subject to periodic review by, and may be revised

The Benefit Amount we pay each Income Year will equal the Income Amount in effect when the Covered Event occurs. On the Exercise Date, we determine the initial Income Amount. The Exercise Date is the date of your first withdrawal from the Account after the Vesting Period. We require you take your first withdrawal from the Account no later than the Annuitant’s 95th birthday. You may elect to not begin to take withdrawals (and establish your initial Income Base and Income Amount) before that date.

The Vesting Period ends upon the later of the Annuitant’s 65th birthday or two years measured from the Issue Date of the Contract. The earliest you can take a withdrawal from your account and not have the entire amount treated as an Excess Withdrawal would be after the Vesting Period ends. If you make contributions into your Account after the Issue Date, there is a two year Vesting Period in relation to each such contribution, measured from the date of each contribution. A Contribution that has been maintained in your Account for at least its Vesting Period is an Eligible Contribution.

The initial Income Amount is determined by applying a guaranteed income percentage of 5% to the Income Base as of the Exercise Date. On the Exercise Date, the Income Base is the higher of the value of the Account on the Exercise Date or the Account’s value on the Contract’s Issue Date, adjusted by any Eligible Contributions or Excess Withdrawals. This means that if you do not make any Eligible Contributions or Excess Withdrawals, either before or after the Exercise Date, your Income Amount cannot be less than 5% of the value of your Account on the Issue Date of your Contract, irrespective of the performance of the investments in your Account. Your Account’s value on the Exercise Date will be affected by the fees assessed by your Financial Firm, our Fee from the Issue Date up to and including the Exercise Date, and the Other Account Fees.

Eligible Contributions and Excess Withdrawals result in adjustments to the Income Base and, as a result, to the Income Amount. We describe the impact of such adjustments in this prospectus; see Impact of Excess Withdrawals on the Income Base and Eligible Contributions. Adding this protection does not affect your right to withdraw funds from your Account at any time, or dictate the size of any withdrawal. However, the amount and timing of your withdrawals may have an impact on your Income Amount and therefore on the Benefit Amount if a Covered Event occurs.

Overview of Our Relationship with Your Financial Firm

This Contract is provided in relation to an Account you have established at a Financial Firm that you have engaged as an investment adviser. You can find a list of Financial Firms with whom we offer Contracts on our website.

We seek an aggregate target allocation for all Accounts at a Financial Firm for which we issue Contracts of approximately 60% equities and 40% fixed income. This aggregate target allocation at the Financial Firm level is part of our overall risk mitigation strategies and it is one factor, among many, that impact which Financial Firms we approve for issuance of new Contracts. This will not, however, impact your ability to maintain your Contract unless our agreement with your Financial Firm ends as described under Termination below. Moreover, this Merit Life risk mitigation strategy at the Financial Firm level does not impact or influence the target portfolio investment guidelines described below. It only impacts whether we offer our contracts with a particular Financial Firm.

Your Financial Firm will have one or more model portfolios, custom portfolios or combinations of both which it makes available to clients that are acceptable to us. These portfolios are available to clients of such Financial Firms whether or not they purchase our Contract. Often the model portfolios will have been established before we agree to make the Contract available to clients of your Financial Firm. Pursuant to your advisor’s fiduciary duty to act in your best interest, you and your advisor may have already decided before any consideration of whether you should apply for our Contract that you should be invested in one of the model portfolios that we come to determine is acceptable for use with our Contract.

Where a Financial Firm uses model portfolios, we evaluate each model portfolio prior to determining that such model portfolio would be eligible to underlie a Contract. We intend to use portfolio analysis software developed by Markov Process International (MPI) in connection with this determination. The results of this analysis are subject to stress testing. This approach has many advantages, including variable volatility for both United States Treasuries and equities and is subject to a quarterly parameter review. We believe this approach is robust, thorough and sophisticated. Our primary criteria are liquidity, diversification, volatility and expenses.

Overview of Investments

The mix of investments that you may hold in your Account is not necessarily the same as any other client of your Financial Firm. Some Financial Firms use model portfolios, others use custom portfolios and others use combinations of both. Even if two Accounts use the same model portfolio from the same Financial Firm, it is likely that the actual portfolios of those two Accounts will not be the same. Portfolios will vary from Account to Account and also from Financial Firm to Financial Firm.

Our underwriting process for determining whether a Financial Firm and its portfolios are acceptable focuses on whether the investments are in a well-diversified mix of Exchange Traded Funds (ETFs), mutual funds or other securities. Our process seeks to align our risk appetite in relation to our risks in offering the Contracts with your risk appetite in providing income for life through the investments held in your Account. Our choices of acceptable risk profiles and model portfolios are one of the tools we use to mitigate our risk of having to pay Benefit Amounts to the Annuitant. As such, our interest is maximizing the probability that your Account will provide you with cash flow for the duration of your life so that we will not be required to pay any Benefit Amounts as your Account would maintain value throughout your life.

Target Portfolio Investment Guidelines

drafting and have the Fee assessed against your Account at any time. You may obtain the forms we require for such elections from our website or by providing notice to us in the manner described in your Contract.

Your Contract Fee and the fee for the investment advisory services provided by your Financial Firm reduce the value of your Account, however they are not treated as a withdrawal for purposes of payments available under the Contract, nor as an Excess Withdrawal from your Account. However, Other Account Fees may be deducted from your Account. The amount deducted from your Account will reduce the value of your Account, but will not be treated as a withdrawal for purposes of payments available under the Contract, nor as an Excess Withdrawal.

After the Covered Event we will deliver payments electronically to an account for the benefit of the Annuitant at the financial institution that you designate. We reserve the right to reduce each payment by a $20.00 payment processing fee if an alternate form of delivery is elected.

Benefit

The Contract shall provide ongoing payments for the Annuitant’s life if a Covered Event occurs. That happens if and when the value of your Account goes to zero for reasons other than an Excess Withdrawal. We will provide such payments if your Contract is then in effect, if there is no legal impediment at such time for our providing the payments, and you have provided us with the information we need to make such payments.

We may require proof that the Annuitant is alive from time-to-time.

We make these payments to an account for the benefit of the Annuitant.

Benefit if the Covered Event Occurs

As of the date of the Covered Event, we begin payments of the Benefit Amount each Income Year for the Annuitant’s lifetime. In the Income Year the Covered Event occurs the Benefit Amount is the Income Amount at the time of the Covered Event minus any withdrawals in that Income Year. In subsequent Income Years, the Benefit Amount we pay each Income Year for the Annuitant’s lifetime equals the Income Amount in effect when the Covered Event happens. We pay Benefit Amounts monthly.

Income Base

On the Exercise Date, we determine your initial Income Amount – the maximum amount you can withdraw from your Account each Income Year without any part of such withdrawals being considered an Excess Withdrawal (which reduces your Income Amount going forward). We calculate your initial Income Amount using the Income Base, as indicated below.

As of the Exercise Date, the Income Base is the higher of:

(a)	the value of your Account on your Contract’s Issue Date plus any Eligible Contributions and less the proportional impact of Excess Withdrawals from the Issue Date until the Exercise Date; or

(b)

the value of your Account on the Exercise Date reduced by the value of (i) any contributions to your Account that have not vested and (ii) the proportional impact of any Excess Withdrawals from the Issue Date until the Exercise Date.

Following the Exercise Date, the Income Base can increase or decrease as a result of Contributions and Excess Withdrawals, respectively.

Income Amount

The Income Amount is determined by applying the guaranteed income percentage of 5% to the then current Income Base. You are not required to take the Income Amount in any Income Year. Any portion of the Income Amount you do not take in an Income Year remains in your Account and does not increase the Income Amount in subsequent Income Years. The Income Amount is the guaranteed amount you may withdraw in each Income Year without reducing future benefits. The initial Income Amount is determined on the Exercise Date.

Excess Withdrawals

Any withdrawal during the Vesting Period is an Excess Withdrawal. Any amount withdrawn on or after the end of the Vesting Period that exceeds the Income Amount for the Income Year in which that withdrawal occurs is an Excess Withdrawal. An Excess Withdrawal that reduces your Account’s value to zero results in termination of your Contract.

Excess Withdrawals can happen at any time. Any Excess Withdrawal will proportionally reduce your guaranteed income amount. During the Vesting Period, any withdrawal is considered an Excess Withdrawal. The amount of the reduction is calculated by dividing the amount of the Excess Withdrawal by the remaining Account value immediately following such withdrawal. After the Vesting Period, an Excess Withdrawal is any withdrawal greater than the Income Amount (i.e. Excess Withdrawal / remaining Account value). The amount of the Excess Withdrawal is calculated by dividing the total withdrawal less the Income Amount by the remaining Account value following such withdrawal (i.e. (total withdrawal – Income Amount) / remaining Account value). Examples of Excess Withdrawals are reflected in the hypotheticals under “Fixed Contingent Deferred Annuity Contract – Examples.”

Impact of Excess Withdrawals on the Income Base

An Excess Withdrawal reduces the Income Base by the ratio of the Excess Withdrawal to the value of your Account as of the date of the Excess Withdrawal, after any other withdrawal taken on the same date. The smaller the Account’s value is relative to the Income Base with respect to an Excess Withdrawal, the greater impact on the Income Base such Excess Withdrawal will have. This is because the Excess Withdrawal will be a higher proportion of your Account’s value. See Hypothetical #5 below for an example showing the impact of an Excess Withdrawal.

Required Minimum Distributions

During an Income Year, with respect to a Contract issued to an entity established as an IRA or Roth IRA, you may withdraw from your Account an amount necessary to avoid a penalty under the Code’s provisions regarding required minimum distributions (generally distributions required to be taken from certain IRAs starting at age 72 (or 70-1/2 if you reached age 70-1/2 before January 1, 2020)). The amount you withdraw may exceed your Income Amount for that Income Year. We will not treat the amount which exceeds the Income Amount for the then current Income Year as an Excess Withdrawal to the extent that amount was needed to meet the required minimum distribution amount based solely on the value of your Account.

Eligible Contributions

Contributions into your Account after the Issue Date may increase your Income Base, but only if they are Eligible Contributions. We treat contributions as Eligible Contributions when they have satisfied the Vesting Period.

Contributions that become Eligible Contributions before the Exercise Date increase your initial Income Base as calculated on the Exercise Date, and, as a result, your initial Income Amount (see the Income Base section, above). Eligible Contributions increase your Income Base dollar-for-dollar and thereby increase the Income Amount by 5% of the value of such Eligible Contributions. See Hypothetical #6 below.

Contribution Limit

We may limit the total value of your Eligible Contributions. The limit is determined to be your Account’s value on the Issue Date plus the value of all Eligible Contributions. The limit is $10,000,000.00.

HYPOTHETICAL 2 – Annuitant dies with value remaining in the Account

Annuitant age on the Issue Date	62
Account’s value on the Issue Date	$100,000
Minimum Income Amount	$5,000 per year
Annuitant age on the Exercise Date	70
Account’s value on the Exercise Date	$200,000
Income Amount on the Exercise Date	$10,000 per year
Annuitant age at Death	83
Account’s remaining value at wealth Management Firm	$62,500
Total Benefit paid	$0

The above hypothetical shows a situation in which no Covered Event occurs because the Annuitant died prior to the reduction of the Account to zero. Because no Covered Event occurred prior to the Annuitant’s death, no Benefit Amounts are paid under this hypothetical.

HYPOTHETICAL 3 – Account’s value on Exercise Date is below that on the Issue Date

Annuitant age on the Issue Date	62
Account’s value on the Issue Date	$100,000
Minimum Income Amount	$5,000 per year
Annuitant age on the Exercise Date	70
Account’s value on the Exercise Date	$90,000
Income Amount on the Exercise Date	$5,000 per year
Annuitant age when the Covered Event Occurs	85
Benefit Amount	$5,000 per year
Annuitant age at Death	92
Number of years the Benefit was paid	7
Total Benefit paid	$35,000

The above hypothetical shows a situation in which a Covered Event has occurred and the value of the Account on the Exercise Date is less than the value of the Account as of the Issue Date of the Contract. In this hypothetical, the Benefit Amount received by the Annuitant would be $5,000 per year which is 5% of the Account’s value on the Issue Date, as that amount is greater than $4,500 per year which is 5% of the Account’s value on the Exercise Date. As the Annuitant survived for seven years following the occurrence of the Covered Event, the total Benefit Amount paid by us under the Contract would be $35,000 (which is 7 multiplied by the Benefit amount of $5,000).

HYPOTHETICAL 4 – Excess Withdrawal during Vesting Period

Annuitant age on the Issue Date	62
Account’s value on the Issue Date	$100,000
Minimum Income Amount	$5,000 per year
Excess Withdrawal is taken at age 64, before the end of the Vesting Period
Account’s value after the Excess Withdrawal	$120,000
Excess Withdrawal Amount	$12,000
New Minimum Income Amount (reduced proportionally by 10%)	$4,500 per year	*
Account’s value on the Exercise Date at age 65	$95,000
Income Amount on the Exercise Date (adjusted for Excess Withdrawal)	$4,500 per year
Annuitant age when the Covered Event Occurs	86
Benefit Amount	$4,500 per year
Annuitant age at Death	92
Number of years the Benefit was paid	6
Total Benefit paid	$27,000

*	Applying the proportional 10% adjustment due to the Excess Withdrawal reduces the payment by $500.

The above hypothetical shows a situation in which an Excess Withdrawal was made during the Vesting Period. This Excess Withdrawal causes the minimum Income Amount to be recalculated based on the Account value after the Excess Withdrawal. We determine the reduction to the Income Amount by calculating the proportion of the Excess Withdrawal to the value of the Account after such withdrawal, and then reducing the Income Amount by that proportion. In this hypothetical, that adjustment is 10%, which is the proportion of the $12,000 Excess Withdrawal to the $120,000 value of the Account after the Excess Withdrawal occurred. The minimum Income Amount before the impact of the Excess Withdrawal is $5,000. Applying the 10% adjustment to the $5,000 Guaranteed Income Amount reduces the minimum Income Amount by $500, which means it is reduced in this hypothetical from $5,000 to $4,500. On the Exercise Date, the initial Income Amount is calculated based on the higher of the Account’s value on the Issue Date (reduced by the 10% impact of the Excess Withdrawal) and the Account’s value on the Exercise Date (also reduced by the 10% impact of the Excess Withdrawal). In this case, that results in the initial Income Amount of $4,500, which is the result when calculated at both the Issue Date, adjusted for the Excess Withdrawal, and the Exercise Date. Given that the Annuitant survives the hypothetical Covered Event in the above example by six years, this would result in a total Benefit Amount payment of $27,000 by us under the Contract (which is 6 multiplied by the Benefit amount of $4,500).

HYPOTHETICAL 5 – Partial Excess Withdrawal after the Exercise Date

Annuitant age on the Issue Date	62
Account’s value on the Issue Date	$100,000
Minimum Income Amount	$5,000 per year
Annuitant age on the Exercise Date	65
Account’s value on the Exercise Date	$125,000
Income Amount on the Exercise Date	$6,250
Excess Withdrawal is taken at age 73, after the end of the Vesting Period
Account’s value at the time of the Excess Withdrawal	$135,000
Total Withdrawal Amount	$10,000
Excess Withdrawal Amount (reduces Income Amount proportionally)	$3,750	(3%)
Ratio of Excess Withdrawal to Account’s value Income Amount (3,750/125,000)	(3%)
Reduction to Income Amount (3% of 6,250)	$187.50
Account’s value (after Excess Withdrawal)	$125,000
New Income Amount (adjusted for Excess Withdrawal)	$6,062.50 per year
Annuitant age when the Covered Event Occurs	84
Benefit Amount	$6,062.50 per year
Annuitant age at Death	89
Number of years the Benefit was paid	5
Total Benefit paid	$30,312.50

The above hypothetical shows a situation in which an Excess Withdrawal is taken following the end of the Vesting Period. In this example, $10,000 is withdrawn from the Account following the end of the Vesting Period. This withdrawal is composed of $6,250, which is the Income Amount in that Income Year and a $3,750 Excess Withdrawal. The Account’s value after the Excess Withdrawal is $125,000. The ratio of the Excess Withdrawal of $3,750 to $125,000 is 3%. Reducing the Income Amount by 3% results in a new Income Amount of $6,062.50 going forward after the Excess Withdrawal. As in this example the Annuitant survives the Covered Event by five years, we would pay a total benefit of $30,312.50 under the Contract (which is 5 multiplied by the Benefit Amount of $6,062.50).

HYPOTHETICAL 6 – Contribution to the Account after the Exercise Date

Annuitant age on the Issue Date	62
Account’s value on the Issue Date	$100,000
Minimum Income Amount	$5,000 per year
Annuitant age on the Exercise Date	70

Off Balance Sheet Arrangements

The Company and 777 Partners LLC (777) entered into a capital maintenance agreement, whereby 777 will maintain the Company’s “total adjusted capital” in an amount at least equal to 350% of the Company’s “company-action-level risk-based capital” as those terms are defined in the insurance laws of the State of Texas.

High Yield Financing, High Risk Investments and Other Unusual Transactions

Merit does not have transactions, arrangements or other relationships with entities or other persons that are reasonably likely to materially impact liquidity, or the availability of or the requirements to maintain capital resources.

BUSINESS

Our History

Merit Life Insurance Co. was founded and incorporated as a stock company in Evansville, Indiana in 1957 to write credit life, credit disability, term life and disability income insurance. Brickell purchased Merit from Springleaf Finance Corporation, the predecessor parent company to Merit, on December 31, 2019 for the purpose of offering lifetime income guarantees. Initially the type of guarantees to be offered will be the Contracts.

The Company is licensed in 45 states, the District of Columbia and the US Virgin Islands and is rated investment grade A- by AM Best. Brickell is a diversified insurance holding company. In the future we may pursue licenses in those states in which we are not licensed today.

As described below, substantially all of the Company’s business prior to December 31, 2019 was reinsured out of the Company as part of our purchase by Brickell.

Our Structure

*	MTCP LLC is a Florida vehicle holding investments for Steven W. Pasko.
**	The Leadenhall investment vehicles are managed by Leadenhall Capital Partners LLP.

employees as of the date hereof. As none of the employees of the Company in 2019 remain with the Company today, and the business of the Company has shifted to focus on the offering of the Contracts, we believe that the following information is most relevant to potential purchasers of the Contracts. Further, the Company has attempted to secure the executive compensation information applicable to prior years from the Company’s prior owner, however has been unable to obtain such information. Because securing this information would involve unreasonable effort or expense, and prior year’s executive compensation information, if any, is held by a party that is not affiliated with the Company, the Company has excluded this information in reliance upon Rule 409.

Top 5 Most Highly Compensated Employees

Name	Age	Title	Salary	Term
Robert O’Donnell	51	President & CEO	$350,000	3 Years
Graham Stebbins	31	Sales Manager	$150,000	At Will
Lori Pitta	59	Chief Financial Officer and Treasurer	$215,000	At Will
N. David Kuperstock	69	COO & Regulatory Product Manager	$100,000	At Will
Guillermo Herrera	56	Key Accounts Manager	$97,500	At Will

Merit has entered into an employment contract with Mr. Robert O’Donnell, Chief Executive Officer. In addition, it is currently contemplated that Brickell will form an intermediate holding company (“Merit Holdings”) for Merit and that an entity in which Mr. O’Donnell currently owns an interest will be merged into Merit Holdings. As part of that transaction, it is currently contemplated that Mr. O’Donnell will become a party to a limited liability company agreement which will detail a vesting schedule of his membership interests in Merit Holdings. By virtue of his membership interests in Merit Holdings Mr. O’Donnell will be partial owner of Merit, as Merit Holdings will own 100% of the outstanding capital stock of Merit.

Mr. O’Donnell is expected to initially own 8.5% of Merit Holdings, with the potential to receive further membership interests up to 27.5%, as follows:

•	An additional 1.0% on the date that is one (1) year from the date of the execution of the LLC Agreement;

•	An additional 1.0% on the date that is two (2) years from the date of the execution of the LLC Agreement;

•	An additional 1.0% on the date that is three (3) years from the date of the execution of the LLC Agreement; and

•	An additional 5.0% on the Unreturned Preferred Capital Investment (as such term is defined in the LLC Agreement) of 777 Partners LLC being reduced to zero (0).

In addition, Mr. O’Donnell is expected to be eligible to receive additional management incentives, subject to his Employment Agreement with Merit Holdings being in full force and effect, as follows:

•	An additional 1.5% if Merit is protecting $10.0 billion of assets and has generated $27.0 million of total net profit within three (3) years;

•

An additional 3.0% (or 1.5% in the event that the foregoing 1.5% was previously granted) if Merit is protecting $22.0 billion of assets and has generated $62.0 million of total net profit within five (5) years;

•

An addition 4.5% (or 1.5% in the event the foregoing cumulative 3.0% was previously granted) if Merit is protecting $33.0 billion of assets and has generated $140.0 million of total net profits within seven (7) years;

•

An additional 6.0% (or 1.5% in the event the foregoing cumulative 4.5% was previously granted) if Merit is protecting $50.0 billion in assets and has generated $140.0 million of total net profit within seven (7) years; or

•

An additional 11% (or 5.0% in the event that the foregoing cumulative 6.0% was previously granted) if Merit is protecting $65.0 billion of assets and has generated $180.0 million of total net profit within seven (7) years.

In the case of each of the Management Incentives, fifty percent (50%) of each equity grant in accordance therewith is expected to vest immediately upon reaching the applicable assets and Net Profits thresholds and the remaining fifty percent (50%) is expected to vest on the date that is one (1) year after the date such thresholds are reached provided that the Company has maintained such thresholds throughout the period up to and including such date.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(1) Title Of Class	(2) Name And Address Of Beneficial Owner	(3) Amount And Nature Of Beneficial Ownership	(4) Percent Of Class
Common Stock	Merit Life Insurance Holdings LLC*	Direct	100	%*

*

MTCP Capital LLC (“MTCP”) holds 100% of the voting interest of Brickell. Steven W. Pasko holds 100% of the voting interest of MTCP, therefore, Steven W. Pasko holds the ultimate majority voting and investment control of Merit.

RELATED PARTY TRANSACTIONS

777 has provided a Capital Maintenance Agreement to Merit, the purpose of which is to ensure Company Action Level Risk Based Capital of 350%. 777 owns 37.5 percent of Brickell. The amount that 777 may need to provide pursuant to this agreement is dependent on all of the factors that may affect the capital level of Merit, including business volume, interest rates, the investment performance of the Accounts of purchasers of Contracts, the investment performance of the general account of Merit, and others. It is possible that 777 may never have to contribute capital pursuant to this agreement if Merit is otherwise able to maintain the noted level of Company Action Level Risk Based Capital.

The Company also has a services agreement with Brickell. We receive human resources, legal, compliance, accounting and administrative services and support pursuant to this agreement. We pay $35,000 each month for these services.

Our current policy is that any related party transactions, as defined under Item 404(a) of Regulation S-K, must be approved by our board of directors.

LEGAL MATTERS

The legality of the Contract will be passed upon for us by Locke Lord LLP, Chicago, Illinois.

EXPERTS

The December 31, 2019 and December 31, 2018 statutory financial statements included in this prospectus and the related statutory financial statement schedules included elsewhere in the registration statement have been audited by BKD, LLP, an independent registered public accounting firm. Such statutory financial statements and statutory financial statement schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

The Company prepares financial information in conformity with statutory accounting standards prescribed by the Texas Department of Insurance. Companies domiciled in the State of Texas prepare their statutory basis financial